Exhibit 3.7

ARTICLES OF INCORPORATION

OF

DELTACOM INFORMATION SYSTEMS, INC.

IN THE OFFICES OF THE JUDGE OF PROBATE OF

MARSHALL COUNTY, ALABAMA

Article 1.    Name. The name of the Corporation is DeltaCom Information Systems, Inc.

Article 2.    Duration. The Corporation shall have perpetual duration.

Article 3.    Applicable Statute. The Corporation is organized pursuant to the provisions of the Alabama Business Corporation Act.

Article 4.    Purposes and power. The Corporation is organized for the following purposes:

(a)    Primarily, to research, develop, maintain, improve and market computer software applications related to the telecommunications industry; and to conduct any and all business functions as may be related to such business activities; and

(b)    To do anything that may lawfully be done by a corporation organized under the provisions of the Alabama Business Corporation Act, as that act may be amended or supplemented from time to time.

Article 5.    Authorized Shares of Stock. The aggregate number of shares of stock which the Corporation shall have authority to issue is One Hundred (100), all of said shares to be common stock, having a par value of one dollar ($1.00).

Article 6.    Classes of Stock. The Corporation shall have one (1) class of stock which is common stock.

Article 7.    Board of Directors. The business and affairs of the Corporation shall be conducted, managed, and controlled by a Board of Directors.

(a)    The number of directors constituting the initial board of directors is three (3) and the name and address of the persons who are to serve as directors until the first annual meeting of shareholders, or until their successor(s) be elected and qualified, are:

NAME	ADDRESS

Sid McDonald	113 South Main Street
Arab, Alabama 35016

Foster McDonald	113 South Main Street
Arab, Alabama 35016

Tom Mullis	113 South Main Street
Arab, Alabama 35016

(b)    The board of directors may adopt, by resolution, a procedure whereby a shareholder of the corporation may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder is held for the account of a specified person or persons.

(c)    The corporation may purchase its own shares, directly or indirectly, to the extent of unreserved and unrestricted capital surplus available therefor.

(d)    The number of directors may be increased or decreased by resolution adopted by a majority of the directors, but no decrease shall have the effect of shortening the term of any incumbent director.

(e)    The board of directors, by resolution adopted by a majority of the full board of directors; may designate from among its members one or more committees, each committee to consist of one or more of the directors, and each of which committees, to the extent provided in such resolution, shall have and may exercise all the authority of the board of directors, except that no such committee shall have the authority of the board of directors in reference to the declaring of a dividend or distribution from capital surplus, issuing capital stock, amending the articles of incorporation, adopting a plan of merger or consolidation, recommending to shareholders the sale, lease, mortgage, exchange, or other disposition of all, or substantially all, the property and assets of the corporation, otherwise than in the usual and regular course of its business, recommending to the shareholders the voluntary dissolution of the corporation or a revocation thereof, filling vacancies in the board of directors, or amending the by-laws of the corporation.

(f)    The board of directors of the corporation may, from time to time, distribute to its shareholders out of capital surplus of the corporation a portion of its assets, in cash or property, subject to the following provisions:

(1)    No such distribution may be made at a time when the corporation is insolvent or when such distribution would render the corporation insolvent;

(2)    No such distribution shall be made to the holders of any class of shares unless all cumulative dividends accrued on all preferred or special classes of shares entitled to preferential dividends shall have been fully paid;

(3)    No such distribution shall be made to the holders of any class of shares which would reduce the remaining net assets of the corporation below the aggregate preferential amount payable in event of involuntary liquidation to the holders of shares having preferential rights to the assets of the corporation in the event of liquidation; and

(4)    Each such distribution, when made, shall be identified as a distribution from capital surplus and the amount per share disclosed to the shareholders receiving the same concurrently with the distribution thereof.

Article 8.    Dissolution. The Corporation may be dissolved only as provided in the Bylaws and by the laws of the State of Alabama.

Article 9.    Amendments. These Articles may be amended as provided by the Alabama Business Corporation Act.

Article 10.    Incorporator. The name and address of the incorporator are as follows:

Rodney N. Hyatt

113 South Main Street

Arab, Alabama 35016

Article 11.    Registered Office and Agent. The initial registered office of the Corporation is 113 South Main Street, Arab, Alabama, and the initial registered agent at such address is Rodney N. Hyatt.

IN WITNESS WHEREOF, the undersigned incorporator has hereunto subscribed his signature to these Articles of Incorporation on this the 10th day of June, 1992.

/s/ Rodney N. Hyatt
RODNEY N. HYATT

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